EXHIBIT 23.1

Consent of Independent Accountants

     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) and related prospectus of AngloGold Limited (the “Company”) and AngloGold International Holdings S.A. (the “Subsidiary”) for the registration by the Company of its ordinary shares, debt securities, and warrants and rights to purchase ordinary shares, and by the Subsidiary of its debt securities, and to the incorporation by reference therein of our report dated June 10, 2002, except as to notes 28 and 29 as to which the date is December 5, 2002, with respect to the consolidated financial statements of the Company for the year ended December 31, 2001, filed with the Securities and Exchange Commission on Form 6-K on 17 December 2002.

/s/ Ernst & Young Registered Accountants and Auditors Chartered Accountants (S.A.)

Johannesburg
Republic of South Africa
17 December 2002